AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX RETAINS LEADING DEFENSE PROCUREMENT ADVOCATE

EDMONTON, ALBERTA - April 6, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B and C and embolotherapy treatments for tumors, announced today that following a positive meeting with the U.S. Department of Defense at “The Capitol Hill BioDefense Advisory Showcase & Roundtable” in January 2006, ViRexx has successfully recruited procurement advocate Frank Rapoport of McKenna Long & Aldridge. Mr. Rapoport will pursue acquisitions of development contracts from the U.S. Department of Defense and NIH with a particular focus on the potential of the Chimigen™ technology in addressing BioDefense and pandemic threats. Frank Rapoport has successfully negotiated over $1 billion dollars in contracts from the U.S. Government, working with a variety of large vaccine and pharmaceuticals as well as biotechnology companies.

Two of the major targets for these development contracts include, but are not limited to, the H5N1 avian flu virus (bird flu) and anthrax.

“I believe that ViRexx’s Chimigen™ technology platform is an ideal candidate for U.S. BioDefense and NIH funding. The flexibility and adaptability of Chimigen™ as a recombinant platform can potentially meet the demands of an ever-changing threat profile that extends even beyond the pressing H5N1 avian flu concern,” said Frank Rapoport, partner with McKenna Long & Aldridge.

“Chimigen™ is a true platform technology and we have always felt confident about the potential for it to address viruses beyond hepatitis including H5N1 avian flu, as well as host of other biological threats. Procuring funding from the Department of Defense in addition to our recent collaboration with DRDC Suffield would allow us to aggressively pursue vaccine development in other areas without sacrificing resources dedicated to advancing our lead Chimigen™ vaccine candidates, HepaVaxx B and HepaVaxx C,” commented Dr. Lorne Tyrrell, Chief Executive Officer and Chief Scientific Officer of ViRexx Medical Corp.

About Chimigen™ Platform
The Chimigen™ vaccine platform educates the immune system to recognize and remove specific viruses in the body. Preclinical evidence demonstrates that Chimigen™ vaccines elicit a broad immune response and suggests the platform can be developed for prophylactic as well as therapeutic applications. The first of the Chimigen™ vaccines, HepaVaxx B Vaccine showed favorable immune response data in pre-clinical studies. The Company believes that utilizing H5N1 avian flu antigen proteins to create a unique recombinant molecule could produce an effective immune response against the H5N1 avian flu virus.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Chris Marcus Investor Relations Fyre Marketing Tel: (512) 542-9916